

October 9, 2024

Eric d'Esparbes
Chief Financial Officer
Biora Therapeutics, Inc.
4330 La Jolla Village Drive, Suite 300
San Diego, CA 92122

> **Re: Biora Therapeutics, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 3, 2024**

Dear Eric d'Esparbes:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Aaron Briggs